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Exhibit 99.(a)(16)

CONTACTS:
For AnorMED	For Genzyme
Kenneth Galbraith (investors)	Carol Miceli (investors)
(604) 889-5320	(617) 768-6602
Karen Cook Boas (media)	Dan Quinn (media)
(604) 742-4252	(617) 768-6849

For Immediate Release
Nov. 7, 2006

Genzyme Completes Tender Offer for Outstanding Shares of AnorMED

Acquisition to Strengthen Transplant and Oncology Businesses

CAMBRIDGE, Mass. and VANCOUVER, B.C. — Genzyme Corporation (Nasdaq: GENZ) and AnorMED Inc. (Nasdaq: ANOR; TSX: AOM) announced today the completion of Genzyme's tender offer to acquire all of the outstanding shares of AnorMED for $13.50 per share, or approximately $584 million. All of the conditions to Genzyme's tender offer were satisfied, and Genzyme has accepted for payment and paid for approximately 41.5 million shares, or 96 percent of shares outstanding, tendered in the offer.

        Following acquisition of these shares, Genzyme completed a compulsory acquisition of all remaining AnorMED shares not tendered into the offer. Genzyme will also apply to have AnorMED shares delisted from Nasdaq and the Toronto Stock Exchange so that the shares will cease trading and AnorMED will no longer be a reporting issuer in the U.S. and Canada.

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        "We are very pleased to complete the acquisition of AnorMED, which broadens Genzyme's presence in transplantation and oncology through the introduction of a promising new product candidate for stem cell transplantation," said Henri A. Termeer, chairman and chief executive officer, Genzyme. "We are now working to bring about an efficient integration of the two companies that enables us to rapidly complete the development of Mozobil and introduce it to patients worldwide."

        Enrollment is complete in a pivotal Phase 3 trial for Mozobil in multiple myeloma and a second pivotal Phase 3 trial in non-Hodgkin's lymphoma. Mozobil has been shown in multiple earlier studies to rapidly increase the number of stem cells in circulation in the blood, an important step in preparing a patient for a stem cell transplant. Increasing the number of stem cells collected can improve patient outcomes in two ways: by helping patients who were previously not eligible to meet the target ranges needed for a transplant; and by raising the level of stem cells collected in those already eligible, thereby improving the viability of the transplant.

        Genzyme plans to commercialize Mozobil through its existing global transplant business to hematologists and bone marrow transplant centers in more than 50 countries throughout the world.

        The transaction is expected to be dilutive to Genzyme's GAAP earnings through 2008 and accretive in 2009. In association with the acquisition, Genzyme anticipates it will incur certain one time charges, which will be detailed after completion of the purchase accounting.

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About Genzyme

        One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States.

        With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

        Genzyme® is a registered trademark of Genzyme Corporation or its subsidiaries. All rights reserved.

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        This press release contains forward-looking statements, including the statements regarding: the anticipated completion of the compulsory acquisition of all outstanding shares not tendered into the offer, the delisting of the AnorMED shares from Nasdaq and the Toronto Stock Exchange, Genzyme's ability to rapidly complete the development of Mozobil and commercialize the product on a worldwide basis, the anticipated therapeutic benefit of Mozobil and Genzyme's commercialization plans for the product. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, Genzyme's inability to meet the acquisition and development timelines anticipated; Genzyme's inability to successfully integrate AnorMED's operations and programs with its own business due to misestimates of the time and resources required to do so, or for other reasons; the uncertainties associated with the results or timing of the Mozobil clinical studies, including unanticipated delays or unfavorable safety or efficacy data; the failure of Mozobil to receive regulatory approvals for the label or on the schedule expected; the failure of Mozobil to receive favorable pricing or reimbursement; the possible inaccuracies of Genzyme's analysis with respect to markets and number of potential patients for Mozobil; and the risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation the information under the heading "Factors Affecting Future Operating Results" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Genzyme Quarterly Report on Form 10-Q for the quarter ending September 30, 2006. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise the statements.

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        Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.

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